Exhibit 8.1

LIST OF SIGNIFICANT SUBSIDIARIES AS AT MARCH 27, 2023

The following are the significant subsidiaries of Gold Royalty Corp. as at March 27, 2023 and the jurisdictions of incorporation in which they are organized. Gold Royalty Corp. owns, directly or indirectly, 100% of the voting securities of each subsidiary.

Subsidiaries	State or Jurisdiction of Incorporation

Gold Royalty U.S. Corp.	Delaware, USA
Ely Gold Royalties Inc.	British Columbia, Canada
Nevada Select Royalty, Inc.	Nevada, USA
REN Royalties LLC	Nevada, USA
VEK Associates	Nevada, USA
DHI Minerals (U.S.) Ltd.	Nevada, USA
1320505 B.C. Ltd.	British Columbia, Canada
Golden Valley Mines Abitibi Royalties Ltd.	British Columbia, Canada
1398464 B.C.Ltd.	British Columbia, Canada